

Jardines



08003087

Jardine Matheson Limited
9th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

29th May 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 JUN 10 A 5: 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transaction in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
E P K Weatherall	Transfer of shares held under a family trust to the Director*	14/05/2008	-19,149	N/A
			+19,149	N/A

* *Following the transfer, E P K Weatherall's interest in the 19,149 ordinary shares has changed from the interest of a connected person to direct interest. There has been no change in the total number of shares in which he is interested.*

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED

JUN 1 1 2008

THOMSON REUTERS **END**

Neil M McNamara
Group Corporate Secretary

www.jardines.com
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